Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of

Subject Company: 1-6366

Made available to Bank of America Associates

The new Bank of America at a glance:

•	Fourth most profitable company in the world
•	Second largest banking company in the world by profit and market capitalization
•	Retail footprint: 29 states and the District of Columbia
•	33 million retail customers and 2.5 million businesses
•	5,700 banking centers
•	16,500 ATMS
•	9.8 percent of the banking deposits in the United States
•	8 million active online customers
•	180,000 associates

Businesses at a glance:

Consumer and Small Business (including Premier)

Represents more than half of company’s total revenues. Alone would be second largest bank in the United States

•	$337 billion in deposits
•	$179 billion in loans
•	#1 in retail customers with 33 million
•	#1 small business lender with 11,594 loans
•	#1 deposit market share in U.S.
•	#1 debit card transactor
•	#3 mortgage originator
•	#5 in credit card managed receivables

Commercial Banking

More middle-market business relationships than any other bank

•	11 percent of company’s revenues

Global Corporate and Investment Banking

Relationships with more than 95 percent of Fortune 500

•	#1 in global and domestic cash management services
•	#1 syndicated lender by deal volume
•	Leader in equity and equity convertibles
•	Top tier fixed-income solution provider

Wealth Management

Ninth largest wealth manager in U.S.

•	$470 billion in assets under management
•	3rd largest bank-owned brokerage
•	Largest private bank in the U.S.
•	Access to more than 1.6 million affluent households

Additional Information About this Transaction

Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Documents”.

Participants in this Transaction

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.